UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026
Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

CLUB STATEMENT: RUBEN AMORIM

by Communications Department

Monday 05 January 2026

Ruben Amorim has departed his role as Head Coach of Manchester United.

Ruben was appointed in November 2024 and led the team to a UEFA Europa League Final in Bilbao in May.

With Manchester United sitting sixth in the Premier League, the club’s leadership has reluctantly made the decision that it is the right time to make a change. This will give the team the best opportunity of the highest possible Premier League finish.

The club would like to thank Ruben for his contribution to the club and wishes him well for the future.

Darren Fletcher will take charge of the team against Burnley on Wednesday.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2026

MANCHESTER UNITED PLC

By:	/s/ Roger Bell
Name: Roger Bell
Title: Chief Financial Officer